Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com



Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA


05006101


RECEIVED
FEB 2 2005
152
SECTION
WASH. D.C.

SUPPL

10 February 2005

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 2/2005 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

PROCESSED
MAR 01 2005
THOMSON
FINANCIAL

CVR-nr. 69 74 99 17

Fax +45 49 11 15 55 Direktion / Group Management
Kommunikationsafdeling / Corporate Communications
Koncern Forretningsudvikling / Corporate Business Development & Acquisitions



Information to the Copenhagen Stock Exchange no. 2/2005
Humlebæk, 10 February 2005

Quarterly report, Q1 2004/05

(1 October 2004– 31 December 2004)

Coloplast maintains expectations for the full year despite a relatively low revenue growth and profit for the first quarter. The results are primarily related to two specific factors, namely the German healthcare reform and a reduction of inventories

- **Sales growth was 5% in local currencies, 3% in terms of Danish kroner, mainly owing to significant extra sales in Germany in the first quarter last year**
- **This sales growth and the planned inventory reductions resulted in a profit margin for the quarter of 12% compared with 17% last year**
- **Expectations for the full year 2004/05 remain an organic revenue growth of 8-9% and a profit margin of 15-16%, as sales growth and profit margin are expected to readjust over the remaining three quarters**
- **Free cash flow for the first quarter was DKK 163m, which was DKK 203m up on last year's figure**
- **Sales of ostomy products continued to make strong headway, achieving a growth rate of 13%**

Key figures mDKK (unaudited)	**Actual 2004/05 3 months**	**Actual 2003/04 3 months**	**Indexed on Q1 2003/04**	**Actual 2003/04 full year**
Revenue	1,565	1,516	103	6,069
Operating profit (EBIT)	182	254	72	988
Financial expenses, net	-30	-26	115	-89
Profit before tax	152	228	67	899
Tax on profit for the period	-53	-75	71	-317
Profit for the period	99	153	65	582
Minority interests	-1	-4	25	-5
Coloplast's share of profit for the period	98	149	66	577
Profit margin, EBIT, %	12	17		16
Earnings per share of 5 DKK, EPS, DKK	2	3		12
Return on equity, %	17	30		27
Return on average invested capital (ROAIC), %	13	18		17
PE, price/earnings ratio	37	20		24
Equity interest, %	41	37		42
Total assets	5,533	5,356		5,643
Investment in fixed assets	80	67		548
Investment in intangible assets	17	60		106
Adjustment, property, plant and equipment in progress	27	72		-4

Appended are income statement, balance sheet, cash flow statement, statement of changes in equity, notes and 5 years' key figures and ratios.

Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Revenue for the period was DKK 1,565m, corresponding to a growth rate of 5% in local currencies. Revenue in Danish kroner increased by 3% and operating profit was DKK 182m. This corresponds to a profit margin of 12%. Two factors, in particular, impacted sales and profit; the German healthcare reform and a planned reduction of Coloplast's inventory levels.

The German healthcare reform

As expected, the rate of growth was significantly affected by the German healthcare reform. In the first quarter of the last financial year, the imminent reform increased ostomy product sales. The customers acted in anticipation of user co-payment for ostomy products and a halt to reimbursement of accessories. As a result of these extra sales, the comparison figures a year back from Q1 2004/05 are exceptionally high.

As at 1 January 2005, reimbursement prices for Coloplast's ostomy products were reduced by 13%. Up to December 2004, the details of the German healthcare reform were unconfirmed, eg it was uncertain if new, lower reimbursement prices for continence care products would be introduced as well. The prospects of lower prices for these products caused wholesalers and retailers to sell from stock rather than make fresh purchases, a fact which dampened Coloplast's sales in the first quarter. In December, the German authorities postponed the decision regarding reimbursement prices for continence care products. Announcement of this decision will be forthcoming in 2005.

Reduced inventory levels

During financial year 2003/04 inventory building took place to ensure delivery performance in connection with the transfer of manufacturing operations to the Hungarian facility and introduction of a new IT system. A reduction of inventories began in the last financial year and continued into the first quarter of 2004/05. The overall effect of the inventory reduction on indirect cost of sales was an expense of DKK 29m, compared with an income of DKK 22m last year. A comparison of the quarters reveals a change in inventory levels of DKK 50m. Reduced inventory levels contributed to a significantly lower tie up of cash and hence an improved cash position.

Financial performance

Operating profit came to DKK 182m compared with DKK 254m during the same period the year before, presenting a profit margin of 12%. The lower profit margin is a consequence of relatively low sales and the charging of indirect cost of sales to the income statement.

Free cash flow was DKK 163m, which is DKK 203m higher than for the first quarter of last year. The lower level of funds tied up in inventories and debtors as well as reduced investments in fixed assets explain the positive result. Cash flow from investments amounted to a negative balance of DKK 67m, DKK 130m better than last year.

The financial items, including net interest expenses and exchange-rate adjustments, accounted for a net expense of DKK 30m compared with DKK 26m last year. The corporate tax rate for the quarter was 35%. The inventory adjustment caused manufacturing output to decline, with resulting lower earnings in Denmark and Hungary, where the tax rate is below average.

Revenue development

The increase in the first quarter was 5% in local currencies. Group revenue was DKK 1,565m compared with DKK 1,516m last year. This represents an increase of DKK 3% in Danish kroner. The increase in revenue during the first quarter of 2003/04 was 14% in local currencies. Seen over a two-year period, the annual growth in the first quarter has been approx. 10%, which is in line with expectations.

The value of Coloplast's invoicing currencies decreased by 2%-points compared with the same period of the last financial year.

Segment information

Primary segment split
Coloplast's primary segment split reflects business activities and is divided into a chronic care segment, comprising ostomy and continence care products, and an SBU segment, consisting of three independent business units, Wound Care, Skin Health and Breast Care.

Chronic care segment
The overall revenue from Chronic Care was DKK 1,218m, a 6% increase in local currencies on the first quarter 2003/04. This segment includes sales of other manufacturers' products, primarily generated by our home care activities. Home care sales, which accounted for 14% of total chronic care sales, declined in the first quarter.

Ostomy
Sales of ostomy products increased by 13% in local currencies. In Europe, Coloplast continued to win new customers, and our market share is approaching 40%. Gains were made in spite of the general dampening of the important German ostomy market. In the USA, we continued to see significant growth.

Sales of ostomy bags from the **Assura** series account for the larger share of ostomy product turnover and continued to grow as expected. Sales of closed as well as open bags increased, with open bags with **Hide-away** closure and bags with convex adhesives, in particular, driving growth. In the USA, users have welcomed the new **Easiclose** wide outlet bag launched in the third quarter of last year.

Our **Easiflex** product range represents a smaller share of turnover, but showed strong growth. New product launches within this range help keep the attention of professional carers on Coloplast's entire ostomy product range for the benefit of the users.

Just after the close of the first quarter, the **Corsinel** support garment for ostomists with hernia problems was launched in Denmark.

Continence care
Sales of continence care products increased by 8% on the previous year in local currency terms. Sales of **EasiCath** and **SpeediCath** intermittent catheters, in particular, increased. These catheters now account for around half of total continence care sales. The other half represents equal shares of urisheaths and urine bags, which showed more modest growth. The introduction of our **Peristeen** anal irrigation system for bowel management proceeded satisfactorily.

SpeediCath Compact, which is a specially designed catheter for women, was launched during 2003/04. It was extremely well received in the European markets which have launched so far. Apart from contributing to our growing market share, **SpeediCath** Compact is driving actual market growth. The product won the Danish Design Award 2004, the Danish engineers' Product Award 2004 and the British 'Independent Living Design Awards', presented by the British Healthcare Trades Association and the Physically Handicapped and Able Bodied.

The market's awareness of this catheter will contribute to increasing sales of Coloplast's other continence care products and support the 2004/05 goal of bringing continence care sales back to two-digit growth rates.

The SBU segment
For the three business units Wound Care, Skin Health and Breast Care revenue came to DKK 347m. The segment's growth was 4% in local currencies compared with the first quarter last year.

Wound care
In the first quarter, sales of wound care products grew by 4% in local currencies. The main reason for the low growth rate is that the figures for comparison reflect a vrey strong first quarter last year reporting 17% growth. The strategy has been changed moving the focus to promoting selected, more recent product categories like the foam dressing with silver, **Contreet**, and our **Alione** and **Biatain** products. This means that **Comfeel** and other older products, representing more than one

third of revenue, have ceased to grow. On the other hand, sales of **Alione** and **Contreet** achieved strong growth rates comparing with the first quarter last year.

Several product launches in a number of important markets within existing product ranges are expected to contribute to increasing growth. The goal is to achieve two-digit grow in the financial year 2004/05.

Skin Health
In the skin care business area, sales grew by 12% in local currencies. This means that Skin Health is continuing to grow more than the underlying market growth of 9-12%. Skin Health is also responsible for sales of wound care products in the USA. Sales of wound care as well as skin care products increased satisfactorily.

Breast care
Coloplast is the global market leader with some 45% of the world market for breast forms and textiles. Sales of breast care products were 3% lower than in the first quarter of the year before. Figures in the first quarter of 2003/04, which make up the basis for comparison, were affected by the German healthcare reform. European sales were unable to compensate for the difficult market conditions in the USA. Better surgical techniques, which eliminate the need for external breast forms, are gaining ground both in the USA and Europe.

Secondary segment split
Coloplast's secondary segment split reflects geographical markets. We have grouped the markets in three regions; Europe, the Americas and the rest of the world.

Nearly 80% of the company's revenue is generated in Europe. The segment's growth was 4% in local currencies, being considerably affected by the repercussions from the German healthcare reform.

Total revenue for North and South America grew by 8% in local currencies. In the USA, the growth of ostomy and continence care sales continued at a rate upwards of 20%. The sales force dedicated to these product areas was further enhanced, now representing more than 50 people. Sales of skin and wound care products also increased satisfactorily.

Sales in Australia, Japan and the other markets in Asia grew at 18%, continuing the strong trend of the last financial year.

Corporate affairs

Investments
Investments in intangible assets amounted to DKK 17m, primarily representing IT systems. This is DKK 43m less than for the same period last year, which included acquired HSC goodwill.

Investments in capacity increases adding buildings and technical plant, amounted to DKK 107m, including fixed assets in progress of DKK 27m. This is DKK 32m less than in 2003/04. The factory in Tatabánya, Hungary, has now been completed, and Coloplast's office facilities in Marietta, USA, have been sold. An agreement has been signed to lease other, more up-to-date buildings.

Changes in equity
Total equity decreased during the period by DKK 68m to DKK 2,289m at the end of the first quarter. The reduction is arrived at after deducting from profit for the period of DKK 98m the value of exercised share options (DKK 3m), dividend payments (DKK 140m) and other changes (DKK 23m). At 31 December 2004, equity interest amounted to 41% of total assets.

At the end of the financial year, holdings of own shares amounted to 1,183,486 units, corresponding to 2.7% of the class B share capital. No purchases of own shares were made during the period, while holdings were reduced by 142 units owing to share options being exercised.

Organisation
Lene Skole (45) will take up the position of CFO at Coloplast effective 1 April 2005.

Ms Skole comes from the position of CFO of The Maersk Company Ltd., part of the A.P.

Moller-Maersk Group. Lene Skole will succeed Group director Carsten Lønfeldt. As previously announced, Carsten Lønfeldt will in future devote his energies to business development, risk management and corporate HR activities and to establishing a corporate procurement function.

Outlook

The Management holds in particular two factors responsible for the financial picture presented in the income statement for the first quarter, namely the German healthcare reform and a reduction of inventories. Firstly, the comparison figures were generated in a very strong first quarter the previous year; secondly, a strong reduction of inventories was carried through. Therefore, expectations for the full financial year 2004/05 remain a revenue growth of 8-9% and a profit margin of 15-16%. These expectations allow for the effects of the German healthcare reform during the rest of 2005.

Investments in fixed assets are expected to come to DKK 400-450m. The corporate tax rate is expected to be approx. 32%.

Coloplast's long-term objectives towards 2008 remain unchanged, a revenue of DKK 9bn achieved through organic growth, a profit margin of 18% and a return on average invested capital (ROAIC) of 20%.

Major fluctuations in the exchange rates of key currencies, significant changes in the healthcare sector or radical changes in the world economy may affect the company's possibilities of achieving its long-term objectives and meeting expectations.

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief executive

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risk, including – but not restricted to – changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.
For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611.

Coloplast Group

INCOME STATEMENT (unaudited)

1 October 2004 - 31 December 2004

NOTE		Group mDKK 2004/05 3 months	Group mDKK 2003/04 3 months	Index	Group mDKK 2003/04 Year
1	Revenue	1,565	1,516	103	6,069
	Cost of sales	-677	-588	115	-2,338
	Gross profit	**888**	**928**	**96**	**3,731**
	Distribution, sales and marketing costs	-482	-445	108	-1,827
	Administrative expenses	-179	-178	101	-725
	Research and development costs	-56	-48	117	-203
	Other operating income	13	9	144	37
	Other operating expenses	-2	-12	17	-25
1	**Operating profit**	**182**	**254**	**72**	**988**
2	Financial income	32	14	229	48
3	Financial expenses	-62	-40	155	-137
	Profit before tax	**152**	**228**	**67**	**899**
	Tax on profit for the period	-53	-75	71	-317
	Net profit for the period	**99**	**153**	**65**	**582**
4	Minority interests	-1	-4	25	-5
	Coloplast's share of profit for the period	**98**	**149**	**66**	**577**
	Earnings per Share (EPS)	2	3		12

Coloplast Group

BALANCE SHEET (unaudited)
At 31 December 2004

	Group	
	mDKK	
	At 31 Dec 04	*At 30 Sep 04*
Assets		
Acquired patents and trademarks	13	13
Goodwill	298	298
Software	112	83
Prepayment for intangible assets and intangible assets in progress	8	31
Intangible assets	**431**	**425**
Land and buildings	1,128	1,191
Plant and machinery	409	397
Other fixtures and fittings, tools and equipment	217	214
Property, plant and equipment in progress and prepayments for property, plant and equipment	311	284
Property, plant and equipment	**2,065**	**2,086**
Investment in associates	2	2
Other investments	0	0
Deferred tax asset	94	102
Investments	**96**	**104**
Fixed assets	**2,592**	**2,615**
Inventories	**825**	**922**
Trade receivables	1,139	1,195
Receivables from associates	6	6
Other receivables	113	116
Prepayments	58	47
Receivables	**1,316**	**1,364**
Marketable securities	**77**	**2**
Cash and bank balances	**723**	**740**
Current assets	**2,941**	**3,028**
Assets	**5,533**	**5,643**

Coloplast Group

BALANCE SHEET (unaudited)

At 31 December 2004

NOTE		Group mDKK At 31 Dec 04	At 30 Sep 04
	Liabilities		
	Contributed capital	240	240
	Fair value reserve	-58	-39
	Proposed dividend for the year	0	140
	Retained earnings	2,107	2,016
	Equity	**2,289**	**2,357**
2	**Minority interests**	**4**	**5**
	Provision for pensions and similar liabilities	83	83
	Provision for deferred tax	17	29
	Other provisions	11	28
	Provisions	**111**	**140**
	Mortgage debt	523	529
	Other credit institutions	1,188	1,287
	Deferred income	305	203
	Long-term liabilities	**2,016**	**2,019**
	Mortgage debt	5	6
	Other credit institutions	228	181
	Trade payables	248	298
	Income taxes	92	61
	Other payables	532	508
	Deferred income	8	68
	Short-term liabilities	**1,113**	**1,122**
	Short-term and long-term liabilities	**3,129**	**3,141**
	Liabilities	**5,533**	**5,643**

5 Contingent items

Coloplast Group

CASH FLOW STATEMENT (unaudited)

1 October 2004 - 31 December 2004

NOTE		Group mDKK 2004/05 3 months	2003/04 3 months
	Operating profit	182	254
A	Adjustment for non-cash operating items	69	71
B	Changes in working capital	13	-51
	Ingoing interest payments, etc.	50	19
	Outgoing interest payments, etc.	-62	-40
	Company tax paid	-22	-96
	Cash flow from operations	**230**	**157**
	Investments in intangible assets	-17	-60
	Investments in land and buildings	-8	-12
	Investments in plant and machinery	-72	-55
	Adjustments of tangible assets under construction	-27	-72
	Fixed assets sold	57	2
	Cash flow from investments	**-67**	**-197**
	Free cash flow	**163**	**-40**
	Dividend to shareholders	-140	-117
	Dividend to minority interests	-2	-13
	Investment in own shares	-3	-31
	Financing from shareholders	**-145**	**-161**
	Financing through long-term loans	-2	8
	Cash flow from financing	**-147**	**-153**
	Net cash flow for the period	**16**	**-193**
	Liquidity at 1 October 2004	555	573
	Adjustment, exchange rate	-4	-1
	Change in liquidity for the period	16	-193
	Liquidity at 31 december 2004	**567**	**379**
	Liquidity includes:		
	Marketable securities	77	115
	Cash	1	1
	Bank balances	722	562
		800	678
	Utilised credit facilities, short term	-233	-299
		567	**379**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

A Adjustment for non-cash oprating items		
Depreciation	84	70
Change in provisions	-15	1
	69	**71**

B Changes in working capital		
Inventories	77	-35
Trade receivables	41	-15
Other receivables	-7	-36
Trade and other payables	-98	35
	13	**-51**

STATEMENT OF CHANGES IN EQUITY (unaudited)

Parent mDKK	Contributed capital A-shares	 B-shares	Reserve for equity value	Reserve for fair value	Proposed dividend	Retained earnings	Equity Total
1.10.2003 - 30.9.2004							
Balance at 1.10.2003							
As reported in annual report	18	222	456	-30	117	1,213	1,996
Effect of changes in accounting policies			6				6
Restated value at 1.10.2003	18	222	462	-30	117	1,213	2,002
Hedging against interest risks				-12			-12
Effect of hedging on deferred tax				4			4
Hedging against exchange-rate risks				-1			-1
Effect of hedging on deferred tax				0			0
Net gain/loss not recognised in income statement	0	0	0	-9	0	0	-9
Dividend paid out for 2002/03					-117		-117
Tax value of loss on employee shares						13	13
Profit for the year			50		144	383	577
Own shares purchased						-113	-113
Own shares sold						29	29
Dividend on own shares					-4	4	0
Foreign currency translation adjustment relating to subsidiaries						-25	-25
Balance at 30.9.2004	**18**	**222**	**512**	**-39**	**140**	**1,504**	**2,357**
1.10.2004 - 31.12.2004							
Balance at 1.10.2004							
As reported in annual report	18	222	512	-39	140	1,504	2,357
Effect of changes in accounting policies							0
Restated value at 1.10.2004	18	222	512	-39	140	1,504	2,357
Hedging against interest risks				-32			-32
Effect of hedging on deferred tax				10			10
Hedging against exchange-rate risks				4			4
Effect of hedging on deferred tax				-1			-1
Net gain/loss not recognised in income statement	0	0	0	-19	0	0	-19
Dividend paid out for 2003/04					-140		-140
Profit for the year						98	98
Own shares purchased						-3	-3
Own shares sold							0
Dividend on own shares							0
Foreign currency translation adjustment relating to subsidiaries						-4	-4
Balance at 31.12.2004	**18**	**222**	**512**	**-58**	**0**	**1,595**	**2,289**

NOTES (unaudited)

1. Segment information

Primary segment - business activities
Group, 2004/05

mDKK	Chronic Care 2004/05	Chronic Care 2003/04	SBU segment 2004/05	SBU segment 2003/04	Total 2004/05	Total 2003/04
Revenue, outside segment 1 October 2004 - 31 December 2004	1,218	1,162	347	354	1,565	1,516
Operating profit for segment, 1 October 2004 - 31 December 2004	171	227	11	27	182	254

Group *mDKK*	*2004/05*	*2003/04*
2. Financial income		
Interest income	6	6
Exchange-rate adjustments	26	0
Fair-value adjustments transferred from equity	0	8
Total	**32**	**14**
3. Financial expenses		
Interest expense	33	30
Exchange-rate adjustments	0	9
Fair-value adjustments transferred from equity	28	0
Other financial expenses	1	1
Total	**62**	**40**
4. Minority interests		
Minority interests at 1.10.2004	5	14
Acquisitions	0	0
Share of net profit from subsidiaries	1	4
Dividend paid	-2	-16
Minority interests at 31.12.2004	**4**	**2**

5. Contingent items

Contingent liabilities

At 31.12.2004 the parent company had guaranteed loans raised by Group enterprises and associates of mDKK 417 (2003/04 mDKK 431).

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earnings.

Coloplast Group

KEY FIGURES AND RATIOS (unaudited)

1 October 2004 - 31 December 2004

	Group mDKK 2004/05 3 months	Group mDKK 2003/04 3 months	Group mDKK 2003/04 Year
Income statement			
Revenue	1,565	1,516	6,069
Research & development costs	56	48	203
Operating profit before amortisation and depreciation (EBITDA)	266	324	1,295
Operating profit (EBIT)	182	254	988
Net financial income and expenses	-30	-26	-89
Profit before tax	152	228	899
Coloplast's share of profit for the year	98	149	577
Revenue growth			
Annual growth in revenue, %	3	10	8
Increase consists of:			
Organic growth, %	5	14	10
Currency effect, %	-2	-4	-2
Acquired business, %	0	0	0
Divested business, %	0	0	0
Balance sheet			
Total assets	5,533	5,356	5,643
Invested capital	5,754	5,683	5,838
Net interest-bearing debt	1,450	1,674	1,465
Equity	2,289	1,996	2,357
Cash flow and investments			
Cash flow from operations	230	157	845
Cash flow from investments	-67	-197	-621
Acquisition of tangible assets, gross	107	139	544
Cash flow from financing	-147	-153	-239
Free cash flow	163	-40	224
Key figures			
Profit margin, EBIT, %	12	17	16
Return on average invested capital (ROAIC), %	13	18	17
Return on equity, %	17	30	27
Ratio of net debt to EBITDA	136	129	113
Interest cover	10	14	13
Equity interest, %	41	37	42
Rate of debt to enterprise value, %	9	12	10
Book value per share, DKK	48	42	49
Share data			
Share price	300	252	291
Share price/Book value per share	6	6	6
PE, price/earnings ratio	37	20	24
Dividend per share, DKK	-	-	6,00
Pay-out ratio	-	-	24
Earnings per share of DKK 5, EPS, DKK	2	3	12
Free cash flow per share	3	-1	5